Exhibit 99.1

ROYAL BANK OF CANADA

Annual Meeting of Common Shareholders

Toronto, Ontario – April 6, 2018

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the Annual Meeting of Common Shareholders of Royal Bank of Canada (the “Bank”) held on April 6, 2018. Full details of these matters are set out in the Management Proxy Circular issued in connection with this meeting, which is available at http://www.rbc.com/investorrelations/index.html. The vote on each matter was conducted by ballot.

1.	Election of Directors

Each of the 13 nominees listed in the Management Proxy Circular was elected as a Director of the Bank.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Andrew A. Chisholm	746,615,914	99.83%	1,294,594	0.17%
Jacynthe Côté	744,462,193	99.54%	3,448,317	0.46%
Toos N. Daruvala	746,033,135	99.75%	1,877,314	0.25%
David F. Denison	745,587,279	99.69%	2,321,390	0.31%
Alice D. Laberge	735,230,436	98.32%	12,558,576	1.68%
Michael H. McCain	731,046,459	97.76%	16,742,702	2.24%
David McKay	746,688,144	99.85%	1,105,167	0.15%
Heather Munroe-Blum	746,136,107	99.78%	1,652,905	0.22%
Thomas A. Renyi	745,536,677	99.68%	2,373,781	0.32%
Kathleen Taylor	738,925,036	98.80%	8,997,923	1.20%
Bridget A. van Kralingen	746,172,355	99.77%	1,738,104	0.23%
Thierry Vandal	746,136,600	99.76%	1,773,858	0.24%
Jeffery Yabuki	745,280,940	99.65%	2,641,761	0.35%

2.	Appointment of Auditor

PricewaterhouseCoopers LLP was appointed as the auditor of the Bank.

Votes For	% For	Votes Withheld	% Withheld
786,959,411	99.83%	1,300,713	0.17%

3.	Advisory vote on approach to executive compensation

Votes For	% For	Votes Against	% Against
714,621,786	95.55%	33,291,304	4.45%